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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               _________________

                                 SCHEDULE 13D
                                (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No.70)

                          Santa Fe Gaming Corporation
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                               (Name of Issuer)


                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)


                                   80190410
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                                (CUSIP Number)

                  Paul W. Lowden, Santa Fe Gaming Corporation
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     4949 North Rancho Drive, Las Vegas, Nevada 89130-3505, (702) 658-4300
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                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 12, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)


_________________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 6 Pages)

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CUSIP NO.   80190410              13D             Page 2 of 6 Pages
--------------------------                       ------------------------

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Paul W. Lowden
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      N/A                                                       (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                            [_]
 5
      N/A
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,534,975 (rounded up to the nearest whole share)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,534,975 (rounded up to the nearest whole share)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,534,975 (rounded up to the nearest whole share)
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      N/A                                                                  [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      69.1%
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      TYPE OF REPORTING PERSON*
14
      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT
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CUSIP No. 80190410                13D                      Page 3 of 6 Pages
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     This Amendment No. 70 amends and supplements the Schedule 13D, as amended through Amendment No. 69 dated January 27, 2000 (the "Schedule 13D"), of Mr. Paul W. Lowden, relating to the shares of common stock, par value $.01 per share (the "Common Stock"), of Santa Fe Gaming Corporation (the "Company"), a Nevada corporation, filed pursuant to Rule 13d-2 of Regulation 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company, formerly known as Sahara Gaming Corporation ("Sahara Gaming"), a publicly traded Nevada corporation, is the successor corporation of two affiliates, Sahara Resorts ("Sahara Resorts"), a Nevada corporation, and Sahara Casino Partners. L.P. (the "Partnership"), a Delaware limited partnership, which combined in a business combination in September 1993 (the "Reorganization").

     In September 1993, (i) the Partnership was converted into corporate form through the merger of the Partnership with and into Sahara Gaming (the "Partnership Merger"), as a result of which Sahara Gaming was the surviving entity, and (ii) Sahara Resorts was merged into Sahara Merger Corp. ("Merger Corp."), a Nevada corporation wholly-owned by Sahara Gaming, as a result of which Sahara Resorts was the surviving corporation wholly-owned by Sahara Gaming. At the time of the Reorganization, Sahara Resorts was the holding company for a majority interest in the Partnership and its operations. As a result of the Reorganization, Sahara Gaming succeeded to all of the assets and liabilities of the Partnership and Sahara Resorts and was the successor issuer of Sahara Resorts for purposes of Rule 414 under the Securities Act of 1933, as amended. In 1996, Sahara Gaming changed its name to Santa Fe Gaming Corporation (the "Company").

Item. 4.  Purpose of Transaction.
          -----------------------

     The response to Item 4 is hereby amended and restated in its entirety to read as follows:

     "Purchases of Common Stock described herein were made for investment purposes only. Mr. Lowden may, from time to time, purchase additional shares of Common Stock in the open market or in privately negotiated transactions.

     Because of his beneficial ownership of 69.1% of the outstanding shares of Common Stock of the Company, Mr. Lowden has the power to initiate a plan or proposal which may result in the occurrence of one or more of the events described in Item 4 of 13D ("Item 4 Event"). See Items 6 and 7 for information relating to a Shareholders Agreement dated as of June 12, 2000 to which Mr. Lowden is a party, which obligates him to vote the shares of Common Stock and Exchangeable Redeemable Preferred Stock of the Company (the "Preferred Stock") owned by him (a) (to the extent submitted to a vote of shareholders) in favor of transactions contemplated by a Purchase Agreement dated as of June 12, 2000 among the Company, its subsidiary, Santa Fe Hotel Inc. ("SFHI") and Station Casinos, Inc. ("Station"), pursuant to which Station will acquire substantially all of the assets of SFHI, and (b) against any other proposal for any recapitalization, merger or other transaction requiring a vote of Company shareholders.
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CUSIP No. 80190410                13D                      Page 4 of 6 Pages
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The Shareholder Agreement also requires Mr. Lowden to take or refrain from taking additional specified actions.

     While Mr. Lowden currently has no other such plans or proposals, it is conceivable that he could, in the future, develop and implement a plan or proposal which would result in the occurrence or one or more Item 4 Events."

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     The response to Item 5 is hereby amended and restated in its entirety to read as set forth below. Item 5(c) has been amended to reflect additional acquisitions made by Mr. Lowden's wholly owned corporation, LICO, since Mr. Lowden's Amendment No. 69 to Schedule 13D was filed with the Securities and Exchange Commission on January 27, 2000.

     (a) Mr. Lowden beneficially owns 4,534,975 shares of Common Stock, or 69.1% of the outstanding Common Stock of the Company. Of 4,534,975 shares beneficially owned by Mr. Lowden, Mr. Lowden has the right to acquire 359,510 of the shares under stock options which have been granted to him pursuant to the Company's employee stock option plan and which are exercisable currently.

     (b) Mr. Lowden has sole voting and dispositive power with respect to 4,534,975 shares of Common Stock, or 69.1% of the outstanding Common Stock of the Company.

     (c) Set forth below are acquisitions of Common Stock by LICO since January 14, 2000. Mr. Lowden is the 100% shareholder of LICO, which is a shareholder of the Company. Pursuant to Rule 13d-3(a) of the Exchange Act, because of Mr. Lowden's relationship to LICO, Mr. Lowden is deemed to be the indirect beneficial owner of Common Stock purchased by LICO. Since January 14, 2000 LICO acquired 21,700 shares of Common Stock through open market transactions.


                          Number of Shares
     Date                Purchased/Acquired        Price Per Share
     ----                ------------------        ---------------
     2/04/00                         11,000                   .630
     6/14/00                          3,000                  2.750
     6/14/00                          1,000                  2.625
     6/14/00                          2,000                  2.780
     6/14/00                          2,000                  2.690
     6/14/00                            700                  2.875
     6/14/00                          2,000                  2.810
                                     ------
     Total                           21,700
                                     ======

__________________________
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CUSIP No. 80190410                13D                      Page 5 of 6 Pages
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     (d)  Suzanne Lowden has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 271 shares of Common Stock registered in her name, as well as 2,125 shares of Common Stock registered in her name as custodian for Mr. and Mrs. Lowden's son, Paul W. Lowden, IV, and 2,396 shares of Common Stock registered in her name as custodian for Mr. and Mrs. Lowden's son, William Lowden. Mr. Lowden disclaims beneficial ownership of such shares.

     (e)  Not Applicable.

Item 6.   Contracts, Arrangements, understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

     On June 12, 2000, in connection with SFHI entering into a Purchase Agreement with Station pursuant to which Station will acquire substantially all of the assets of SFHI, Mr. Lowden entered into a Shareholders Agreement among Station, Mr. Lowden, David G. Lowden, and Christopher W. Lowden. Pursuant to the Shareholders Agreement, Mr. Lowden agreed to vote all shares of Common Stock and Preferred Stock owned by him in favor of the transactions contemplated by the Purchase Agreement (to the extent submitted to a vote of shareholders) and against any other proposal for any recapitalization, merger or other transaction requiring a vote of Company shareholders. Additionally, Mr. Lowden agreed not to sell, transfer or dispose of any of the Common Stock or Preferred Stock owned by him, or to permit the incurrence of a lien on any Common Stock or Preferred Stock owned by him. Finally, Mr. Lowden agreed no to (a) solicit, initiate, consider, encourage or accept any other proposals or offers relating to any acquisition or purchase of all or any portion of the capital stock or a material portion of the assets of SFHI, (b) enter into any business combination with the Company, or (c) enter into any extraordinary business transaction involving or otherwise relating to the Company or SFHI.

Item 7. Material To Be Filed As Exhibits
        --------------------------------

     The following agreement is filed as an exhibit to this Amendment to
Schedule 13D:

     Shareholders Agreement dated as of June 12, 2000 among Station Casinos, Inc., Paul W. Lowden, David G. Lowden, and Christopher W. Lowden.

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CUSIP No. 80190410                13D                      Page 6 of 6 Pages
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 70 to Schedule 13D is true, complete, and correct.

Dated:  June 22, 2000

                                          By: /s/ Paul W. Lowden
                                              ---------------------
                                              Paul W. Lowden